Exhibit 99.1

PRESS RELEASE

Green Circle Decarbonize Technology Signs Non-Binding Memorandum of Understanding for Proposed Partners with SANVO Fine Chemicals and Menzies Eurus Aviation for Airport Energy Efficiency

Hong Kong, October 21, 2026, Green Circle Decarbonize Technology Limited (the “Company”) (NYSE: GCDT), a premier provider of customized energy-saving solutions, has officially entered into a non-binding Memorandum of Understanding (the “MOU”) with SANVO Fine Chemicals Group Limited (“SANVO”) and Menzies Eurus Aviation Services Limited (“Menzies Eurus”), third-party strategic partners.

Under the MOU, the parties will work together to introduce energy-saving solutions across airport facilities. By combining SANVO’s chemical formulations with Menzies Eurus’s aviation ground-handling operations, the Company plans to deliver tailored decarbonization strategies to help optimize energy use, lower carbon emissions, and improve the heating, ventilation, and air conditioning efficiency across airport infrastructure.

Menzies Eurus a premier joint venture combining the global airport services expertise of Menzies Aviation Limited (“Menzies Aviation”) with the robust logistics network of Eurus Express Limited (“Eurus Express”). Menzies Aviation and Eurus Express hold equity interest of 49% and 51% in Menzies Eurus, respectively. Eurus Express is a comprehensive logistics solutions provider headquartered in the Greater Bay Area (Hong Kong, Shenzhen) and the Hainan Free Trade Port (Haikou), operates a global network spanning 58 locations across 17 countries.

The MOU reflects the dedication of the Company to facilitating sustainable transformation in the aviation industry. Through the strategic integration of each party’s technical strengths and operational networks, the partnership seeks to catalyze the implementation of advanced decarbonization technologies, establishing upgraded benchmarks for environmental excellence in the airport infrastructure.

The Company previously entered into a strategic partnership agreement (the “Partnership Agreement”) with SANVO in September 2026. Pursuant to the Partnership Agreement, SANVO has been appointed as the sole supplier and exclusive manufacturer for the mass production of the Company’s BocaPCM-TES Panels in the People’s Republic of China.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Investor Relations Department

Email: dr.richardchan@gmail.com